UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Herold & Lantern Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

35 Pinelawn Road, Suite 101E
(No. and Street)

Melville	NY	11747-3111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith Lanton	631-454-2000	keith@heroldlantern.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797-2040
(Address)	(City)	(State)	(Zip Code)

12/14/2004	2107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Lanton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Herold & Lantern Investments, Inc., as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Renee J. Cosides 9/26/2025

RENEE J COSIDES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6429794
Qualified in Queens County
My Commission Expires 2/22/2026

Signature: [signature]

Title: President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEROLD & LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

HEROLD & LANTERN INVESTMENTS, INC.

CONTENTS

PAGE



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

To the Board of Directors and Shareholder
of Herold & Lantern Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Herold & Lantern Investments, Inc. as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Herold & Lantern Investments, Inc. as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Herold & Lantern Investments, Inc.'s management. Our responsibility is to express an opinion on Herold & Lantern Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Herold & Lantern Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as Herold & Lantern Investments, Inc.'s auditor since 2015.

Woodbury, NY
September 23, 2025

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
www.weisbergmole.com

HEROLD & LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

ASSETS

Cash and cash equivalents	$	258,832
Securities owned, at market value		8,701,202
Receivable from clearing broker		699,747
Restricted cash		136,024
Goodwill		379,343
Furniture, equipment and leasehold improvements, at cost,		
net of accumulated depreciation and amortization of $9,296		20,214
Operating lease right-of-use assets		2,212,373
Other assets		301,404
TOTAL ASSETS	$	12,709,139

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	1,155,294
Operating lease liability		2,496,170
Other liabilities		205,123
Deferred income tax		1,749,862
TOTAL LIABILITIES		5,606,449

Commitments and contingencies - note 7

SHAREHOLDER'S EQUITY

Preferred stock, $.01 par value; 10,000 shares authorized,	
123 shares issued and outstanding	1
Common stock, $.01 par value; 190,000 shares authorized,	
12,876 issued and 12,088 shares outstanding	129
Additional paid-in capital	3,761,549
Retained earnings	3,672,470
Treasury stock, at cost 1,132 shares	(331,460)
TOTAL SHAREHOLDER'S EQUITY	7,102,689
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 12,709,139

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Herold & Lantern Investments, Inc. (the "Company"), formerly Lantern Investments, Inc., was incorporated in the State of Delaware in 1992. On November 2, 2020 pursuant to the merger of Bernard Herold & Co., Inc. and Lantern Investments, Inc. the Company was renamed Herold & Lantern Investments, Inc. The Company is a wholly owned subsidiary of Percheron Asset Management Group, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers on a fully disclosed basis through its clearing broker, Pershing, LLC. The Company does not hold funds or securities for, nor owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per account type, of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. At times, cash balances may exceed the insured limits. Cash deposits in excess of insured limits amounted to $151,557 at June 30, 2025. Restricted cash represents one bank account held as security for a Letter of Credit (LOC) issued to one of the Company's landlords in lieu of security deposit. As of June 30,2025 the Company had an outstanding Letter of credit in the amount of $136,024 as a security deposit for the lease on 845 Third Ave its New York City office. The letter of credit renews each year through the end date of the lease. No liability has been recorded for the letter of credit as the Company does not believe it is probable that payment will be required.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. United States generally accepted accounting principles require that commission revenues and proprietary trading gains and losses are recorded on a trade date basis. With regards to commission income, the performance obligation is generally satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on application transactions.

Purchases and sales of securities and related commission revenues and clearing charges are recorded on a settlement date basis. For the year ending June 30, 2025 the difference between settlement date and trade date basis was not material. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. As funds due from brokers are held at the Company's clearing broker or represent fees receivable from other major financial institutions, no allowance for doubtful accounts has been recorded.

The Company has entered into clear through/tri-party relationships with twelve independent broker dealers. The Company, through its clearing relationship with Pershing, LLC, is responsible as an intermediary for the clearing of transactions for these fourteen broker dealers. The Company is compensated for these services and for the business risk assumed in the performance of the services provided.

Securities transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on which the security is traded on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid price.

The Company files its federal and state corporate income tax returns using the accrual basis of accounting.

Accrued Expenses Payable of $653,660 have been recorded by management representing an estimate of expenses incurred, but not paid, as of June 30, 2025.

Depreciation of property and equipment is provided using straight-line methods over the useful life of the assets (5-7 years). Amortization of leasehold improvements is provided for by the straight-line method over the lesser of the term of the lease or the useful life of the asset.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The fair value hierarchy provides criteria for prioritizing inputs used to measure fair value into three levels:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. The following are the Company's investments owned by level within the fair value hierarchy at June 30, 2025:

Description	Total	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets: Investments in securities owned				
Common stock	$ 5,696,474	$ 5,696,474	$ -	$ -
Government agencies	503,676	503,676	-	-
Corporate bonds	776,934	776,934	-	-
Municipal Bonds	1,724,118	-	1,724,118	-
Total	$8,701,202	$6,977,084	$1,724,118	$ -

3. FINANCIAL INSTRUMENTS AND RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market (market risk) or failures of the transactions. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Financial Instruments and Risk (Continued)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill its contractual obligations.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company executes most of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with its clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. The balance of receivable from clearing broker at June 30, 2025 represents the net of a margin account and positive cash balances held by the Company's clearing broker.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

4. PROVISION FOR INCOME TAXES

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being "sustained" "when challenged" or "when examined" by the applicable tax authority.

PROVISION FOR INCOME TAXES (Continued)

Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2025 management has determined that there are no material uncertain income tax positions.

The Company files corporate tax returns on a consolidated basis under its parent, Percheron Asset Management Group, Inc., with various related entities under common ownership. The Company is allocated income tax expense and tax payments based on its taxable income relative to other members of the consolidated group.

Management believes the Company's deferred income tax liability of $1,749,862 will be fully paid. The deferred income tax liability is primarily the result of unrealized gains on securities held that are not taxable until the related securities are sold and capital gains are realized. Accrued compensation and other expenses that are not deductible for tax purposes in the current year because they have not been paid within the time period required by tax law also contribute to the liability. Tax years beginning on or after June 30, 2022 remain subject to audit by Federal and State taxing authorities as of the date of this report.

5. Other Intangible Assets

In November 2020, Bernard Herold & Co., Inc. was merged into the Company and Goodwill was recorded in the amount of $379,343. The Company has not elected the accounting alternative to amortize goodwill under ASC 350. Goodwill is subject to an annual impairment test by management. For the year ended June 30, 2025, management has determined that there was no impairment.

HEROLD & LANTERN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2025

6. OTHER ASSETS

Other assets include $85,428 of advances paid to employees. These advances are reduced through monthly earnings. If the employee for any reason ceases to be employed by the Company before the advance is satisfied the loan shall become due and payable.

7. COMMITMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (not collectively Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Lease expense is recorded on a straight-line basis over the term of the lease. Differences between lease expense and lease payments are recorded as deferred rent and combined with the Company's operating lease liability on the balance sheet. Topic 842 was effective for the Company's fiscal year ending June 30, 2020. The Company has implemented the new standards and the accompanying financial statements reflect such right-of-use assets and liabilities.

The Company leases office space in various locations under non-cancelable lease agreements which expire between June 2025 and January 2031. The Company's lease agreements generally contain provisions for escalations based on increases in certain costs incurred by the lessors. Accounting Standards Update 2021-09 permits private companies to elect use of the applicable risk-free rate as the discount rate for the purpose of measuring lease liabilities and corresponding right-of-use assets. The Company has elected to apply the provisions of ASU 2021-09.

COMMITMENTS (Continued)

A reconciliation of future minimum lease payments required for all leases under non-cancelable lease agreements through January 2031.

2026	$	654,908
2027		657,729
2028		422,844
2029		397,242
2030		336,031
Thereafter		198,824
Total future minimum lease payments		2,667,578
Less: accretion		(171,408)
Total present value of lease liabilities	$	2,496,170

Supplemental cash flow information related to leases is as follows:

Average lease terms and discount rates:	
Weighted-average remaining operating lease term (in years)	4.5
Weighted-average discount rate (operating leases)	2.8%

8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of June 30, 2025, the Company had not entered into any subordinated loan agreements.

9. EMPLOYEE BENEFITS

The Company offers several employee benefits. The Company has a health insurance plan, a dental plan, a vision plan, a 401(k) plan, a supplemental insurance plan, a FLEX Spending plan, a group term life insurance plan and a group long term disability benefit plan. The Board of Directors has elected to contribute 100% toward the group term insurance plan and the group long term disability plan. The Board has elected to offer various levels of contribution based on pre-determined criteria to contribute toward the cost of health insurance and in some instances toward the cost of dental insurance. The expense included in the financial statements related to these plans is $332.551 for the year ending June 30, 2025.

10. RELATED PARTY TRANSACTIONS

Other assets include amounts receivable of $18,144 from related parties. Other liabilities include amounts payable of $117,191 to related parties. Related parties consist of the sole shareholder of the Company and entities with substantially identical ownership as the Company.

Related entities share office space with the Company and utilize certain management and administrative employees. Accordingly, the related entities are charged for the cost of compensation and related costs of such employees as well as a monthly fee to reimburse the Company for a portion of the cost of office space. The intercompany charge amounted to $3,398,988 for the year ending June 30, 2025 and is included in expense reimbursements in the accompanying statement of income.

11. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of $4,438,936 which exceeded the minimum

requirement of $109,614 by $4,329,322. The Company's ratio of aggregate indebtedness to net capital was 0.37 to 1.

13. CONTINGENT LIABILITIES

The Company had no underwriting commitments and no significant contingent liabilities.

In December 2022, the FINRA completed a routine cycle examination. As a result, a matter was discovered and referred to the FINRA's enforcement department in July 2023. The matter has not been concluded as of the date of this report. Management believes that this matter will result in a financial settlement but cannot reasonably estimate the amount. Therefore, a contingent liability has not been recorded in the financial statements with respect to this matter.

14. SUBSEQUENT EVENTS

Events have been evaluated through August 23, 2025, the date that these financial statements were available to be issued.

15. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.